UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-3381

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Pep Boys Savings Plan— Puerto Rico

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Pep Boys — Manny, Moe & Jack

3111 W. Allegheny Avenue
Philadelphia,  PA  19132

Registrant’s telephone number, including area code (215) 430-9000

Notices and communications from the Securities and Exchange Commission relating to this Report should be forwarded to:

Bernard K. McElroy
Vice President — Finance & Treasurer
The Pep Boys — Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA  19132

THE PEP BOYS SAVINGS PLAN — Puerto Rico

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrative Committee of

The Pep Boys Savings Plan — Puerto Rico:

We have audited the accompanying statements of net assets available for benefits of The Pep Boys Savings Plan — Puerto Rico (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Pep Boys Savings Plan — Puerto Rico as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PARENTE RANDOLPH, LLC
Philadelphia, Pennsylvania
June 22, 2009

THE PEP BOYS SAVINGS PLAN — PUERTO RICO
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

(dollar amounts in thousands)

	2008	2007
ASSETS
Investments, at fair value	$2,080	$2,618

Contributions receivable:
Participant	5	6
Employer	2	3
Total contributions receivable	7	9

Total Assets	2,087	2,627

LIABILITIES
Refundable contributions and earnings	50	96

NET ASSETS AVAILABLE FOR BENEFITS	$2,037	$2,531

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN — PUERTO RICO
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2008 AND 2007

(dollar amounts in thousands)

	2008	2007
Investment (loss) income:
Dividends and interest	$45	$49
Net depreciation in fair value of investments	(865)	(213)
Interest on loans	32	30
Total investment loss	(788)	(134)

Contributions:
Participants	317	231
Employer	139	72
Total contributions	456	303

Deductions:
Benefits paid to participants	(110)	(229)
Refundable contributions and earnings	(50)	(97)
Administrative expense	(2)	(1)
Total Deductions	(162)	(327)

NET DECREASE	(494)	(158)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,531	2,689
End of year	$2,037	$2,531

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN — PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN

The information in these notes regarding The Pep Boys Savings Plan — Puerto Rico (the “Plan”) is provided for general purposes only. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General

The Plan was established April 1, 1995. The Plan provides a vehicle for participating employees of Pep Boys — Manny, Moe & Jack of Puerto Rico, Inc. (the “Company”) to increase savings. The Plan is a defined contribution plan structured to comply with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Participation and Eligibility

All employees of the Company who have attained the age of 21, are a bona fide resident of Puerto Rico and completed one year of service as defined by the Plan, other than those employees whose terms and conditions of employment are determined by a collective bargaining agreement unless such collective bargaining agreement provides to the contrary, may join the Plan any time on or after the start of the quarter, which immediately follows the employee’s anniversary date. These quarter dates are January 1, April 1, July 1, or October 1.

Contributions

Each year, participants may contribute, any whole percentage from 1% to 10% of pretax annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may at any time elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan. Participants do not have to satisfy the eligibility requirements to make a rollover.

The Company contributes the lesser of 50% of the first 6% of the participant’s pre-tax contributions or a maximum 3% of the participant’s compensation. The Company’s matching contributions are invested in the same fund(s) and in the same proportion chosen by the participants for their contributions.

Participant contributions to the Plan, up to maximums of $8,000 during 2008 and 2007 respectively, are not subject to income tax until their withdrawal from the Plan. Additionally, participants are not subject to tax on the Company’s contributions to the Plan, appreciation in Plan assets or income earned thereon until withdrawn from the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings, and (c) charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

Lump sum distributions from the Plan equal to the value of the participants’ vested interest may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment. Distributions and withdrawals are processed on a daily basis.

Forfeited Accounts

Forfeitures of non-vested employer contributions are used to reduce future company contributions. At December 31, 2008 and 2007, forfeited non-vested accounts totaled $2,893 and $120, respectively. Forfeited amounts of $0 and $25,400 were used to reduce company contributions in 2008 and 2007, respectively.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in the Company’s contributions for a particular year if the participant is actively employed on the last business day of the Plan year (which ends December 31) or if the participant’s employment terminated due to death, disability or retirement prior to December 31.

Participant Loans

Loans are made available to all Plan participants whose account value is $1,000 or more. Participants may borrow up to 50% of their account balance subject to a minimum of $500 and a maximum of $50,000. The $50,000 maximum may be reduced if the participant has another loan within one year of the date that such participant takes out the loan. The maximum duration of a loan is five years unless the loan is used to purchase a primary residence. In such a case, the loan term is permitted for up to a 30 year duration. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans. Interest rates at December 31, 2008, range from 5.0% to 9.25%. Participants may have up to two loans at one time and prepay loans in full at any time. Principal and interest is paid ratably through payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Application of Accounting Standard

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP’), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The River Source Stable Capital Fund II, held by the Plan, holds contracts, which are subject to the FSP.  Management has performed the appropriate calculations and determined that the FSP did not have a material impact on the financial statements as the contract values approximate estimated fair values for the years ending December 31, 2008 and 2007.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a common definition for fair value to be applied to U.S GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. As of January 1, 2008, the Plan has adopted SFAS 157. The impact of adopting SFAS 157 on the Plan’s net assets available for benefits and changes in net assets available for benefits was not material. (See Note 7 for additional information).

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates and assumptions.

Risks and Uncertainties

The Plan provides for investment options in mutual funds, common/collective trusts and common stock of the Company. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 7 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned and are not separately reflected. Therefore, management fees and operating expenses are reflected as a reduction of investment return on such investments.

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
(dollar amounts in thousands)	2008	2007
RVST Stable Capital Fund II	$612	$507
RVST Equity Index Fund II	217	337
The Pep Boys Stock Fund	419	944
Fidelity Freedom 2010 Fund	128	167
Loans to participants	451	437

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

(dollar amounts in thousands)	2008	2007
Pooled Separate Accounts	$(567)	$(229)
Mutual Funds	(191)	(19)
Common/Collective Trust	(107)	35
	$(865)	$(213)

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of termination of the Plan, the interest of the participants or their beneficiaries will remain fully vested and not be subject to forfeiture in whole or in part and distributions shall be made to them in cash and/or stock as applicable.

5. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common/collective trusts managed Wachovia Bank, NA.  Wachovia Bank, NA served as the custodian and recordkeeper of the Plan, and therefore, Plan transactions involving these investment securities qualify as party-in-interest transactions.  Additionally, loans to participants qualify as party-in-interest transactions.  All of these transactions are exempt from the prohibited transactions rules of ERISA.

The Plan held 99,696 and 79,281 shares of Pep Boys common stock with a current value of $412,000 and $910,000 as of December 31, 2008 and 2007, respectively. The Plan offers participants Pep Boys common stock as an investment option. These transactions qualify as party-in-interest transactions, exempt from prohibited transaction rules of ERISA.

The Company pays all costs associated with administering the Plan, except loan administration fees and certain investment-related fees.

Certain administrative functions of the Plan are performed by members of the Administrative Committee who are employees of the Company.  No such employee receives compensation from the Plan.

6. TAX STATUS

The Puerto Rico Department of Treasury has determined and informed the Company by a letter dated December 22, 1998 indicating that the Plan is designed in accordance with the applicable sections of Section 401(a) of the Puerto Rico Internal Revenue of 1994 (the “Code”). Accordingly, the Plan’s related trust is exempt from federal taxation under Section 1165(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7. FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. Effective January 1, 2008, the Plan adopted  SFAS No. 157, which defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America, and enhances disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The framework that SFAS No. 157 establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 — Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 — Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3 — Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

The following tables provides information by level for assets that are measured at fair value:

	Fair Value at December	Fair Value Measurements Using Inputs Considered as
(dollar amounts in thousands)	31, 2008	Level 1	Level 2	Level 3
Investments
Mutual funds	$360	$360
Common collective trusts	829		$829
Pooled separate accounts	440		440
Participant loans	451			$451
Total	$2,080	$360	$1,269	$451

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

Mutual funds are valued at net asset value (NAV) of shares held by the Plan at year end.

Common collective trusts are valued based upon the unit values of such collective trust funds held by the Plan at year end.  Unit values are based on the fair value of the underlying assets of the fund derived from inputs principally from or corroborated by observable market data by correlation or other means.

Pooled separate accounts are valued based upon the fair value of their underlying assets derived principally from or corroborated by observable market data by correlation or other means.

Participant loans are recorded at cost plus accrued interest which approximates fair value. Since participant loans are not traded on a market, and accordingly lack observable inputs, the Plan uses discounted cash flow techniques as its valuation methodology to determine fair value.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the change in fair value for participant loans:

(dollar amounts in thousands)
Balance, at December 31, 2007	$440
New loans, net of collections and distributions	11
Balance, at December 31, 2008	$451

8. RECONCILIATION TO THE FORM 5500

Certain items in the Plan’s financial statements are treated differently for tax purposes and reporting under the Plan’s Annual Return/Report of Employee Benefit Plan (“Form 5500”). At December 31, 2008, the following differences exist between financial and tax reporting:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

(dollar amounts in thousands)
Net assets available for benefits per the financial statements at the end of the year	$2,037
Deemed distribution loan balance at the end of the year	49
Net assets available for benefits per the Form 5500 at the end of the year	$2,086

The following is a reconciliation of the beginning balance per the financial statements to the Form 5500:

(dollar amounts in thousands)
Net assets available for benefits at the beginning of the year per the financial statements	$2,531
Deemed distribution loan balance at the beginning of the year	(2)
Net assets available for benefits at the beginning of the year per the Form 5500	$2,529

At December 31, 2008, the following differences exist between financial and tax reporting:

	Plan Financial	Plan Form
(dollar amounts in thousands)	Statements	5500
Loans to participants	$451	$450

At December 31, 2007, the following differences exist between financial and tax reporting:

	Plan Financial	Plan Form
(dollar amounts in thousands)	Statements	5500
Loans to participants	$440	$439

9. SUBSEQUENT EVENT

During the first quarter of 2009, the Company’s matching contribution to this plan became contingent upon meeting certain fiscal year 2009 performance metrics.

THE PEP BOYS SAVINGS PLAN — PUERTO RICO

FORM 5500, SCHEDULE H, PART IV

LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN # 51-0363784, Plan #001

DECEMBER 31, 2008

Identity of Issue		Description	Current Value
*	RVST Stable Capital Fund II	Common / Collective Trust	$612,434

*	RVST Equity Index Fund II	Common / Collective Trust	217,003

*	The Pep Boys Stock Fund	Pooled Separate Account	418,695

	Fidelity Freedom 2010 Fund	Mutual Fund	127,855

	Fidelity Freedom 2020 Fund	Mutual Fund	40,843

	Fidelity Freedom 2030 Fund	Mutual Fund	64,838

	Fidelity Freedom 2040 Fund	Mutual Fund	30,185

	PIMCO Total Return Fund (Institutional Shares)	Pooled Separate Account	21,133

*	RVST Small Company Index Fund (Class Y)	Mutual Fund	60,678

	Templeton Foreign Fund (Class R4)	Mutual Fund	34,959

*	Loans to participants	Interest rates of 5.00% to 9.25%, maturing from 2009-2036	450,820
			$2,079,443

Participant directed investments; cost not required to be reported.

*     Indicates party-in-interest to the plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

THE PEP BOYS SAVINGS PLAN - PUERTO RICO

DATE: June 22, 2009	BY:	/s/ BERNARD K. MCELROY
Bernard K. McElroy
Chairman—Administrative Committee

EXHIBITS INDEX

(23.1)**	Consent of Independent Registered Public Accounting Firm

**   Filed herewith